Exhibit 21.1
SUBSIDIARIES
CSW Industrials, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Balco, Inc.	Kansas	100%
CapStar Holdings Corporation	Nevada	100%
CONG TY TNHH CONG NGHIEP T.A VIETNAM	Vietnam	100%
CSW Industrials Holdings, LLC	Delaware	100%
Greco Aluminum Railings, Ltd.	Canada	100%
Greco Aluminum Railings (U.S.A.) Inc.	Delaware	100%
Greco Railings Holdings, LLC	Delaware	100%
Jet-Lube Europe Limited	UK	100%
Jet-Lube of Canada Ltd.	Canada	100%
RectorSeal Australia Pty Ltd	Australia	100%
RectorSeal, LLC	Delaware	100%
RectorSeal of Canada Ltd.	Canada	100%
RS Acquisition Sub, LLC	Delaware	100%
SAC Holdings, LLC	Delaware	100%
Shell & Whitmore Reliability Solutions, LLC	Delaware	50%
Shoemaker Manufacturing LLC	Washington	100%
Shoemaker Logistics, Inc.	Washington	100%
Smoke Guard California, Inc.	Nevada	100%
Smoke Guard, Inc.	Nevada	100%
Whitmore Europe Limited	UK	100%
Whitmore Manufacturing, LLC	Delaware	100%